EXHIBIT 99.2

                                  BRASKEM S.A.
                       Open Company - CVM Code No. 00482-0
                         CNPJ/MF No. 42 150 391/0001-70
                             NIRE No. 29 300 006 939

                                  RELEVANT FACT

Braskem S.A. ("Braskem") has consistently acted on various initiatives for the purpose of implementing its financial strategy, with particular focus on the reduction and improvement in its indebtedness profile. A substantial portion of its operational cash generation in this connection has been applied for this purpose.

In this context, Braskem intends to exchange a significant portion of its short term indebtedness for long term liabilities, improving its indebtedness profile. Thus, in accordance with CVM Instruction No. 358/02, Braskem is publicly announcing the most important stage in this process, as follows:

Braskem's Board of Directors, at a meeting held on September 25, 2003, has authorized calling an Extraordinary Shareholders' Meeting of Braskem, to consider and deliberate with respect to a proposed public issue of debentures not convertible into shares, with collateral, in accordance with the following conditions:

Total amount of the issuance: up to R$1,200,000,000.00
Face value and quantity: up to 12,000 debentures, with face value of R$100,000.00 each
Series: Single series.
Convertibility: The debentures will not be convertible into shares.
Kind: The debentures will be of the type with collateral, as provided in article 58 of Law No. 6404/76, which will consist of the pledge of certain current and future accounts receivable of Braskem due from certain of its customers.
Placement: The debentures will be the subject matter of public distribution, through financial institutions that are part of the securities distribution system.
Period and maturity: The debentures' tenor will be 48 months from the issue date.
Payment of the Face Value: The face value will be paid in 36 equal, monthly and consecutive
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installments, commencing as of and including the 13th month from the issue date through the maturity date.
Compensation:  CDI + 4.5%.
Frequency of payment of the Compensation: The Compensation will be paid monthly from the issue date.

The face amount, the compensation, and the other terms and conditions of this issuance will be established by the Extraordinary Shareholders' Meeting of Braskem, under the terms of article 59 of Law 6404/76, with a recommendation that this shareholders' meeting should delegate powers, to the Board of Directors, to amend, if deemed necessary, the matters included in the second part of the 1st paragraph of article 59 of Law No. 6404/76. Pursuant to the invitation made today, the Extraordinary Shareholders' Meeting of Braskem shall be held on November 19, at 2:00 P.M., at Braskem's headquarters.

Upon approval by the Extraordinary Shareholders' Meeting of Braskem and the execution of the related documentation, the issuance will be submitted to the Securities Committee for approval.

                           Camacari, November 03, 2003

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                                  BRASKEM S.A.
                Paul Altit - Director of Relations with Investors